SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Brookfield Office Properties Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

112900105

(CUSIP Number)

Joseph S. Freedman

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Tel: (416) 956-5182

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 3, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 112900105		SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds BK

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 469,393,505(1)(2)(3)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 469,393,505(1)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 469,393,505(1)(3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 92.6%

14	Type of Reporting Person CO

(1)           Brookfield Asset Management Inc. (“BAM”) indirectly holds the common shares of Brookfield Office Properties Inc. (“BPO”) that it is deemed to beneficially own through Brookfield Property Partners L.P. (“BPY”).  BAM indirectly holds its interests in BPY through Brookfield Holdings Canada Inc., Brookfield US Holdings Inc., Brookfield US Corporation, BPY GP Inc., BPY I L.P. and BPY II L.P., each of which is a wholly-owned subsidiary of BAM.

(2)           BPY Canada Subholdings 1 ULC, a subsidiary of BPY (“CanHoldco 1 ULC”), also owns 13,797,320 Class A Preference Shares of BPO (“Class A Shares”), which provide holders of the Class A Shares with one vote for each Class A Share held.  The Class A Shares held by CanHoldco 1 ULC represent approximately 2.7% of BPO’s outstanding voting interests.

(3)           This amount includes 249,362,561 common shares of BPO held by BPY prior to the commencement of its offer to acquire all BPO common shares that it does not currently own (the “Offer”), 195,880,947 common shares of BPO acquired by BPY pursuant to the Offer after initial take-up and 24,149,997 common shares of BPO acquired by BPY pursuant to the Offer after the final take-up.  See Item 5.

CUSIP No. 112900105		SCHEDULE 13D

1	Names of Reporting Persons PARTNERS LIMITED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds BK

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 469,393,505(1)(2)(3)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 469,393,505(1)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 469,393,505(1)(3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 92.6%

14	Type of Reporting Person CO

(1)           Partners Limited indirectly holds the common shares of Brookfield Office Properties Inc. (“BPO”) that it is deemed to beneficially own through Brookfield Asset Management Inc.

(2)           BPY Canada Subholdings 1 ULC, a subsidiary of Brookfield Property Partners L.P. (“CanHoldco 1 ULC”), also owns 13,797,320 Class A Preference Shares of BPO (“Class A Shares”), which provide holders of the Class A Shares with one vote for each Class A Share held.  The Class A Shares held by CanHoldco 1 ULC represent approximately 2.7% of BPO’s outstanding voting interests.

(3)           This amount includes 249,362,561 common shares of BPO held by BPY prior to the commencement of its offer to acquire all BPO common shares that it does not currently own (the “Offer”), 195,880,947 common shares of BPO acquired by BPY pursuant to the Offer after initial take-up and 24,149,997 common shares of BPO acquired by BPY pursuant to the Offer after the final take-up.  See Item 5.

CUSIP No. 112900105		SCHEDULE 13D

1	Names of Reporting Persons PARTNERS VALUE FUND INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds BK

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 469,393,505(1)(2)(3)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 469,393,505(1)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 469,393,505(1)(3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 92.6%

14	Type of Reporting Person CO

(1)           Partners Value Fund Inc. indirectly holds the common shares of Brookfield Office Properties Inc. (“BPO”) that it is deemed to beneficially own through Brookfield Asset Management Inc.

(2)           BPY Canada Subholdings 1 ULC, a wholly-owned subsidiary of Brookfield Property Partners L.P. (“CanHoldco 1 ULC”), also owns 13,797,320 Class A Preference Shares of BPO (“Class A Shares”), which provide holders of the Class A Shares with one vote for each Class A Share held.  The Class A Shares held by CanHoldco 1 ULC represent approximately 2.7% of BPO’s outstanding voting interests.

(3)           This amount includes 249,362,561 common shares of BPO held by BPY prior to the commencement of its offer to acquire all BPO common shares that it does not currently own (the “Offer”), 195,880,947 common shares of BPO acquired by BPY pursuant to the Offer after initial take-up and 24,149,997 common shares of BPO acquired by BPY pursuant to the Offer after the final take-up.  See Item 5.

CUSIP No. 112900105		SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD PROPERTY PARTNERS L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds BK

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 469,393,505(1)(2)(3)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 469,393,505(1)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 469,393,505(1)(3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 92.6%

14	Type of Reporting Person PN

(1)           Brookfield Property Partners L.P. (“BPY”) indirectly holds the common shares of Brookfield Office Properties Inc. (“BPO”) that it is deemed to beneficially own through Brookfield Property L.P., Brookfield BPY Holdings Inc., BPY Canada Subholdings I ULC (“CanHoldco 1 ULC”), Brookfield BPY Holdings II (Canada) ULC and BOP LCB L.P., each of which is a wholly-owned subsidiary of BPY and its affiliates.

(2)           CanHoldco 1 ULC, a wholly-owned subsidiary of BPY, also owns 13,797,320 Class A Preference Shares of BPO (“Class A Shares”), which provide holders of the Class A Shares with one vote for each Class A Share held.  The Class A Shares held by CanHoldco 1 ULC represent approximately 2.7% of BPO’s outstanding voting interests.

(3)           This amount includes 249,362,561 common shares of BPO held by BPY prior to the commencement of its offer to acquire all BPO common shares that it does not currently own (the “Offer”), 195,880,947 common shares of BPO acquired by BPY pursuant to the Offer after initial take-up and 24,149,997 common shares of BPO acquired by BPY pursuant to the Offer after the final take-up.  See Item 5.

CUSIP No. 112900105		SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD PROPERTY PARTNERS LIMITED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds BK

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 469,393,505(1)(2)(3)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 469,393,505(1)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 469,393,505(1)(3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 92.6%

14	Type of Reporting Person CO

(1)           Brookfield Property Partners Limited, as the general partner of Brookfield Property Partners L.P. (“BPY”), indirectly holds the common shares of Brookfield Office Properties Inc. (“BPO”) that it is deemed to beneficially own through BPY.

(2)           BPY Canada Subholdings 1 ULC, a wholly-owned subsidiary of BPY (“CanHoldco 1 ULC”), also owns 13,797,320 Class A Preference Shares of BPO (“Class A Shares”), which provide holders of the Class A Shares with one vote for each Class A Share held.  The Class A Shares held by CanHoldco 1 ULC represent approximately 2.7% of BPO’s outstanding voting interests.

(3)           This amount includes 249,362,561 common shares of BPO held by BPY prior to the commencement of its offer to acquire all BPO common shares that it does not currently own (the “Offer”), 195,880,947 common shares of BPO acquired by BPY pursuant to the Offer after initial take-up and 24,149,997 common shares of BPO acquired by BPY pursuant to the Offer after the final take-up.  See Item 5.

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D is being filed to reflect the acquisition by Brookfield Property Partners L.P. (“BPY”) of common shares of Brookfield Office Properties Inc. (“BPO”) pursuant to an exchange offer to acquire any or all of the common shares of BPO that it does not currently own (the “Offer”). Information reported in the original Schedule 13D and Amendment No.1 to the Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 2.

3.                                      Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby supplemented as follows:

On April 3, 2014, BPY acquired 24,149,997 Common Shares pursuant to the Offer. Of the 24,149,997 Common Shares acquired by BPY, 21,189,009 were tendered for cash and 2,960,988 were tendered for BPY limited partnership units (or exchangeable limited partnership units if elected). As BPO shareholders have elected to receive more cash than is available under the Offer at initial take-up, BPO shareholders have received 37.61% of the aggregate cash they elected to receive, and have received the balance of their consideration in limited partnership units (valuing each limited partnership unit at $20.34). After adjusting for pro-ration, 7,970,095 Common Shares have been exchanged for cash and 16,179,902 Common Shares have been exchanged for limited partnership units and exchangeable limited partnership units.

5.                                      Interest in Securities of the Issuer.

Item 5(a)-(b) is hereby amended and replaced in its entirety as follows:

(a)-(b)              As of the date hereof, each of BAM, Partners, PVF, BPY and the BPY General Partner may be deemed to be the beneficial owner of 469,393,505 Common Shares, consisting of 249,362,561 Common Shares owned by BPY prior to the commencement of the Offer, 195,880,947 Common Shares acquired by BPY pursuant to the Offer after initial take-up and 24,149,997 common shares of BPO acquired by BPY pursuant to the Offer after the final take-up. Together, such Common Shares represent approximately 92.6% of the issued and outstanding Common Shares (on a fully-diluted basis). In addition, BPY Canada Subholdings 1 ULC, a wholly-owned subsidiary of BPY (“CanHoldco 1 ULC”), also owns 13,797,320 Class A Preference Shares of BPO (“Class A Shares”), which provide holders of the Class A Shares with one vote for each Class A Share held. The Class A Shares held by CanHoldco 1 ULC represent approximately 2.7% of BPO’s outstanding voting interests. Each of BAM, Partners, PVF, BPY and the BPY General Partner may be deemed to have shared power to vote or direct the vote of the Common Shares beneficially owned by it or to dispose of such Common Shares.

As of the date hereof, Gordon E. Arnell may be deemed to be the beneficial owner of 417,250 Common Shares representing approximately 0.08% of the issued and outstanding Common Shares as of January 31, 2014, and have sole power to vote or direct the vote of the Common Shares beneficially owned by him or to dispose of such Common Shares. As of the date hereof, Richard

B. Clark may be deemed to be the beneficial owner of 3,373,750 Common Shares representing approximately 0.67% of the issued and outstanding Common Shares as of January 31, 2014, and have sole power to vote or direct the vote of the Common Shares beneficially owned by him or to dispose of such Common Shares. As of the date hereof, Diana L. Taylor may be deemed to be the beneficial owner of 1,000 Common Shares representing approximately 0.00% of the issued and outstanding Common Shares as of January 31, 2014, and have sole power to vote or direct the vote of the Common Shares beneficially owned by her or to dispose of such Common Shares.

7.                                      Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended to add the following exhibit:

Exhibit 14	Press release issued by BPY, dated April 1, 2014 (incorporated by reference to BPY’s press release filed with the SEC pursuant to Rule 425 of the Securities Act on April 1, 2014).

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, each undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2014	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Managing Partner

	By:	/s/ Joseph Freedman
Name: Joseph Freedman
Title: Senior Managing Partner

Dated: April 3, 2014	PARTNERS LIMITED

	By:	/s/ Derek E. Gorgi
Name: Derek E. Gorgi
Title: Assistant Secretary

	By:	/s/ Marc Vanneste
Name: Marc Vanneste
Title: Assistant Secretary

Dated: April 3, 2014	PARTNERS VALUE FUND INC.

	By:	/s/ Brian D. Lawson
Name: Brian D. Lawson
Title: Director

	By:	/s/ Allen G. Taylor
Name: Allen G. Taylor
Title: Vice President, Finance

Dated: April 3, 2014	BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Corporate Secretary

Dated: April 3, 2014	BROOKFIELD PROPERTY PARTNERS LIMITED

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Corporate Secretary